

August 29, 2012

Via E-mail
Charles F. Cargile
Senior Vice President and Chief Financial Officer
Newport Corporation
1791 Deere Avenue
Irvine, California 92606

  Re: Newport Corporation
     Amendment No. 1 to Form 10-K for the Fiscal Year Ended
      December 31, 2011
     Filed March 16, 2012
     Amendment No. 1 to Form 8-K dated October 4, 2011
     Filed December 20, 2011
     File No. 000-01649

Dear Mr. Cargile:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

1. We note that you recorded a foreign currency translation gain from dissolution of subsidiary of $7.2 million in fiscal 2011. Please tell us where this transaction is reflected in your consolidated statements of comprehensive income (loss) and stockholders' equity on page F-7. Refer to ASC 830-30-40-1.

Note 2. Acquisitions, Divestitures and Investments, page F-15

2.   We note that you disclose an amount of total other assets acquired for the Ophir and High
        Q acquisitions of $67.5 million and $15.5 million respectively. You also disclose an
        amount of total liabilities acquired for the Ophir and High Q acquisitions of $76.4 million
        and $23.0 million respectively. Please tell us how your aggregated disclosure meets the
        requirements of ASC 805-20-50-1(c) to disclose the amounts recognized as of the
        acquisition date for each major class of assets acquired and liabilities assumed. Please
        also refer to the example in ASC 805-10-55-41.

3.   We note that you present three years of supplemental pro forma information for your
        fiscal year 2011 acquisitions. Please note that pursuant to FASB ASC 805-10-50-2(h)(3)
        and 805-10-65-2, for business combinations consummated in fiscal years beginning on or
        after December 15, 2010, you should only present revenue and earnings of the combined
        entity as though the business combination had occurred as of the beginning of the
        comparable prior annual reporting period. Please refer to the example in FASB ASC
        805-10-55-49 and in future filings please revise the pro forma information presented for
        your fiscal 2011 acquisitions to comply.

Note 4. Supplemental Balance Sheet Information, page F-20

4.   We note that you have classified some of your inventory as long-term. Please tell us the
        amount of inventory that you have classified as long-term as of December 31, 2011 and
        June 30, 2012. Please also tell us why you did not include this inventory in your table on
        page F-20. Refer to Rule 5-02(6)(a) of Regulation S-X.

Note 14. Employee Benefit Plan, page F-37

5.   Please revise future filings to provide the disclosures required by ASC 715-20-50-
        1(d)(5)(iv) related to the assessment of the inputs and valuation techniques used to
        develop fair value measurements of plan assets at the reporting date.

Note 15. Business Segment Information, page F-40

6.   Please revise future filings to disclose the basis of attributing revenues from external
        customers to individual countries pursuant to ASC 280-10-50-41(a). In addition, please
        note that under that guidance you should, where material, separately disclose revenues
        from external customers and long-lived assets for individual foreign countries. We note
        that your current presentation refers to regions including Europe and the Pacific Rim.

Amendment No. 1 to Form 8-K dated October 4, 2011

Exhibit 99.2

Auditor's Report, page 1

7.	We note that the principal auditor for Ophir, Kost Forer Gabbay & Kasierer, refers to the financial statements of *certain subsidiaries* that were audited by other auditors as of and for the years ended December 31, 2010 and 2009 within Ophir Optronics Ltd.'s audit opinion. Please request Kost Forer Gabbay & Kasierer to provide us the names of the subsidiaries which they did not audit and the related financial statement periods. Refer to AU Section 543.06 through .09.

Independent Auditor's Report, page 2

8.	We note that the audit report for Ophir Optics, LLC only refers to the statement of financial position as of December 31, 2009, and the related statements of income, changes in equity and cash flows for the year then ended. We also note that the report of Kost Forer Gabbay & Kasierer states that they did not audit the financial statements of certain subsidiaries as of December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009. Please explain why you did not include an audit report for the financial statements of Ophir Optics, LLC as of December 31, 2010 and for the year then ended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant